

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Claudio Pollak
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED FOURTH QUARTER 2002 AND FULL YEAR RESULTS

FOURTH QUARTER

Consolidated

Revenues Down 5.7%, Operating Income Decreased 26.6%, EBITDA[1] Down 17.6%,

Net Income Decreased 5.9% to US$ 0.25 per ADR

Chilean Operations

Revenues Up 0.9%, Operating Income Down 21.9%, EBITDA Decreased 15.1%

FULL YEAR

Consolidated

Revenues Down 6.6%, Operating Income Decreased 16.4%, EBITDA[1]

Down 7.5%, Net Income Decreased 44.2% to US$ 0.48 per ADR

Chilean Operations

Revenues Up 2.2%, Operating Income Down 4.6%, EBITDA[1] Decreased 1.4%

(Santiago, Chile, February 18, 2003) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the fourth quarter and full year ended December 31, 2002. All US$ figures are based on the exchange rate effective December 31, 2002 (US$ 1.00 = Ch$ 718.61).

---

(1) Operating income plus depreciation and operating amortization

CCU

COMMENTS FROM THE CEO

We are very proud having reached a new milestone in CCU's history, with 2002 sales over one billion liters. During 2002, CCU sold at a consolidated level 10.2 million hectoliters in Chile and Argentina of beer, soft drinks, mineral water, nectar and wine.

However, we are not satisfied with the quarterly results. Net sales decreased 5.7%, operating income was 26.6% lower than in 2001, EBITDA decreased 17.6% and net income was Ch$11,313 million (US$15.7 million), 5.9% lower than in the fourth quarter of the previous year. These results are a consequence of the economic situation in Argentina, that has not yet allowed us to transfer the higher costs of raw materials to prices, and the still weak internal demand in Chile.

In spite of the economic crisis that Argentina is undergoing, our subsidiary in that country was able to grow its volumes 26.6% during the quarter. This increase is explained by the commercial strategy of our two main brands in Argentina, Budweiser and Schneider, which proved to be successful.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q4'02   Total revenues decreased 5.7% to Ch$102,953 million (US$143.3 million) as a result of lower average prices, partially compensated by a 5.4% higher consolidated sales volume. The decrease in average prices is explained by 58.0% lower prices in beer Argentina under Chilean GAAP, 3.6% lower prices in beer Chile and soft drinks, and 3.3% lower prices in domestic wine. Consolidated volume growth is explained by an increase of 26.6% in beer Argentina, 14.8% in export wine, 1.2% in beer Chile, 0.9% in the soft drink segment and 0.8% in domestic wine volumes.



2

2002 Accumulated revenues decreased 6.6% to Ch$345,891 million (US$481.3 million).

<u>Revenues by Segment</u>

	Q4 (US$ million)				
	2001		**2002**		% Chg.
Beer - Chile	60.7	40.0%	**59.5**	**41.5%**	-2.0%
Beer - Argentina	19.6	12.9%	**10.4**	**7.3%**	-46.9%
Soft Drinks & Mineral Water	46.7	30.7%	**45.7**	**31.9%**	-2.2%
Wine	24.6	16.2%	**27.2**	**19.0%**	10.5%
Others	0.2	0.2%	**0.4**	**0.3%**	82.2%
TOTAL	151.9	100.0%	**143.3**	**100.0%**	-5.7%

	Full Year (US$ million)				
	2001		**2002**		% Chg.
Beer - Chile	186.3	36.2%	**187.1**	**38.9%**	0.4%
Beer - Argentina	76.2	14.8%	**34.6**	**7.2%**	-54.5%
Soft Drinks & Mineral Water	155.5	30.2%	**154.2**	**32.0%**	-0.9%
Wine	96.8	18.8%	**104.6**	**21.7%**	8.0%
Others	0.6	0.1%	**0.8**	**0.2%**	36.1%
TOTAL	515.4	100.0%	**481.3**	**100.0%**	-6.6%

Until December 2001, the cost of freight from the distribution warehouses to the customer was deducted from revenues. Starting in 2002, the cost of freight has been considered part of SG&A and is no longer deducted from revenues. 2001 figures have been restated using the same criteria.

GROSS PROFIT

Q4'02 Decreased 13.1% to Ch$53,698 million (US$74.7 million) mainly as a result of lower revenues. **Cost of goods sold** increased by 3.9% to Ch$49,255 million (US$68.5 million) mainly because of higher direct costs of export wine and raw materials cost increases in Argentina and, to a lesser extent, in Chile, caused by the devaluation of the local currencies, that have not yet been transferred to prices.

2002 Decreased 10.2% to Ch$175,269 million (US$243.9 million) and the consolidated gross margin decreased to 50.7%.

OPERATING RESULTS

Q4'02 Amounted to Ch$14,442 million (US$20.1 million), 26.6% lower than Q4'01 due to the decrease in the gross margin, partially offset by 6.7% lower SG&A. **Selling General & Administrative Expenses** decreased from Ch$42,082 million (US$58.6 million) in Q4'01 to Ch$39,255 million (US$54.6 million), mainly as a result of lower marketing expenses and salaries in Argentina, partially offset by higher marketing and transportation expenses in Chile. The consolidated operating margin for the period decreased from 18.0% to 14.0%, mainly due to the time lag in price increases.

2002 Decreased 16.4% to Ch$37,594 million (US$52.3 million). Operating margin decreased to 10.9%.

Operating Income and Operating Margin by Segment

	Q4 Operating Income (US$ million)			Q4 Operating Margin	
	2001	**2002**	**% Chg**	2001	**2002**
Beer - Chile	19.2	**15.2**	**-21.1%**	31.7%	**25.5%**
Beer - Argentina	-1.3	**-2.3**	**-76.6%**	-6.5%	**-21.7%**
Soft Drinks & Mineral Water	5.1	**5.1**	**-0.3%**	10.9%	**11.1%**
Wine	1.9	**1.1**	**-41.2%**	7.8%	**4.1%**
Others	2.4	**1.0**	**-59.8%**	32.8%	**13.2%**
TOTAL	27.4	**20.1**	**-26.6%**	18.0%	**14.0%**

	Full Year Operating Income (US$ million)			Operating Margin	
	2001	**2002**	**%Chg**	2001	**2002**
Beer - Chile	41.4	**38.0**	**-8.3%**	22.2%	**20.3%**
Beer - Argentina	-9.7	**-16.4**	**-69.0%**	-12.8%	**-47.5%**
Soft Drinks & Mineral Water	12.2	**14.1**	**15.0%**	7.9%	**9.1%**
Wine	13.3	**13.2**	**-1.2%**	13.8%	**12.6%**
Others	5.3	**3.5**	**-33.6%**	22.2%	**16.7%**
TOTAL	62.6	**52.3**	**-16.4%**	12.1%	**10.9%**

CCU

EBITDA

Q4'02   Decreased 17.6% to Ch$24,704 million (US$34.4 million), while the consolidated EBITDA margin was 3.5 percentage points lower, reaching 24.0%.



Q4'02 SEGMENT CONTRIBUTION TO EBITDA

6.0%   4.3%
26.1%
1.2%
62.5%

☐ Beer - Chile   ■ Beer - Argentina   ■ Soft Drinks & Mineral Water   ▥ Wine   ☐ Others

2002   Amounted to Ch$80,275 million (US$111.7 million), 7.5% less than in 2001. The consolidated EBITDA margin decreased by 0.2 percentage points reaching 23.2%.

NON-OPERATING RESULTS

Q4'02   Improved by Ch$6,191 million (US$ 8.6 million) compared to Q4'01, decreasing the loss to Ch$1,315 million (US$1.8 million). The improvement in non-operating results is mainly explained by:

- *Other non-operating income/expenses* improved from a loss of Ch$2,368 million (US$ 3.3 million) in Q4'01 to a gain of Ch$1,419 million (US$2.0 million) this quarter, mainly due to lower severance payments and a change in the inventory accounting criteria that better reflects the real inventory value, and is compatible with US GAAP.

- *Price level restatement* improved from a loss of Ch$3,582 million (US$5.0 million) to a Ch$737 million (US$1.0 million) loss in Q4'02, mainly explained by the loss generated in Q4'01 by CCU Argentina monetary assets in Argentine pesos exposed to the devaluation.

These positive effects were partially offset by:

- ***Financial income/expenses*** decreased Ch$772 million (US$1.1 million) mainly due to low prevailing interest rates for deposits, which were lower than inflation.

2002   Decreased from Ch$3,773 million (US$5.3 million) gain in Q4'01 to a non-operating loss of Ch$6,891 million (US$9.6 million) in 2002, mainly due to the absence of the extraordinary gain generated by the sale of Backus & Johnston's shares in 2001.

NET INCOME

Q4'02   Reached Ch$11,313 million (US$15.7 million), 5.9% lower than Q4'01, mainly due to a decrease in operating income of Ch$5,238 million (US$7.3 million) and Ch$1,393 million (US$1.9 million) higher income tax provisions, partially offset by lower non-operating losses of Ch$ 6,191 million (US$ 8.6 million) compared with the same period in the previous year. Higher taxes are explained by the effects produced by investments abroad.

2002   Amounted to Ch$22,065 million (US$30.7 million), Ch$ 17,464 million (US$ 24.3 million) lower than in the same period in the previous year, as a result of a 16.4% decrease in operating results and Ch$10,664 million (US$14.8 million) lower non-operating results.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales and number of employees, all adjusted for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q4'02.)

BEER CHILE

Revenues decreased by 2.0% to Ch$42,767 million (US$59.5 million), as a result of 3.6% lower average prices which have not yet been adjusted for inflation, partially offset by a 1.2% increase in volumes.

Operating Income decreased by 21.1% to Ch$10,914 million (US$15.2 million), mainly as a result of lower revenues and higher cost of goods sold. ***Cost of goods sold*** increased 12.5% to Ch$17,366 million (US$24.2 million), reaching 40.6% of sales, 5.2 percentage points higher than in Q4'01, mainly due to the higher cost of raw materials as a consequence of a higher exchange rate and the absence of bottles warranties adjustments done in Q4'01. ***SG&A*** increased slightly by 0.8% to Ch$14,487 million (US$ 20.2 million), mainly as a result of higher marketing expenses associated with the "Year of Cristal" campaign and higher depreciation, partially offset by lower salaries. The operating margin decreased from 31.7% to 25.5%

EBITDA decreased by 13.9% to Ch$15,446 million (US$21.5 million), while the EBITDA margin was 36.1% of sales, 5.0 percentage points lower than in Q4'01.

Comments Consumption in the central region of Chile was affected by lower average maximum temperatures during the three months compared to the previous year, especially in October and December when temperatures were lower by two and three degrees Celsius, respectively. In spite of this, volumes grew 1.2% during the quarter. Additionally, CCU increased its first preference 6.7 percentage points, reaching 85.9%, mainly due to Cristal and Escudo with growths of 2.7 and 1.5 points, respectively. Additionally, CCU's premium brands together increased their first preference by 3.1 points, reaching 9.6%.

BEER ARGENTINA

The devaluation of the Argentine peso distorts the results of the Argentine beer segment in Chilean GAAP due to the application of Technical Bulletin 64 of the Chilean Institute of Accountants ("TB 64"). TB 64 recognizes non-monetary assets -mainly fixed assets, inventories and goodwill- in Argentina in historical dollar terms. For this reason, the depreciation and amortization of those non-monetary assets must be calculated in historical dollars under Chilean GAAP. On the other hand, all other items of the income statement are affected by the devaluation of the Argentine peso when translated to Chilean GAAP, with the only exception being depreciation, amortization and inventory consumption.

Revenues decreased 46.9% to Ch$7,501 million (US$10.4 million), due to 58.0% lower prices measured in Chilean pesos and lower revenues of other products, partially offset by a 26.6% growth in volumes. (In local currency under Argentine GAAP, revenues decreased 22.0% when 2001 figures are adjusted by the wholesale price index).

Operating Income decreased from a Ch$920 million (US$1.3 million) loss in Q4'01 to a Ch$1,624 million (US$2.3 million) loss in Q4'02, as a result of lower revenues and higher cost of goods sold as a percentage of sales. **Cost of goods sold** decreased from Ch$6,788 million (US$9.4 million) in Q4'01 to Ch$4,910 million (US$6.8 million) this quarter, going from 48.1% of sales to 65.5%, mainly because direct production costs are indexed to the dollar and depreciation is accounted for in historical dollars. *SG&A* changed from Ch$8,246 million (US$ 11.5 million) to Ch$4,215 million (US$ 5.9 million), decreasing as a percentage of sales from 58.4% to 56.2%, mainly as a result of lower salaries and marketing expenses. (In local currency under Argentine GAAP, the operating result decreased 22.0%).

EBITDA Cash generated by the operation was Ch$293 million (US$0.4 million) while the EBITDA margin was 3.9%. (In local currency under Argentine GAAP, the EBITDA was negative A$0.8 million).

Comments During the quarter volumes increased 26.6%, mainly due to Schneider and Budweiser which grew 40.6% and 36.4%, respectively. CCU Argentina's market share during Q4'02 increased to 14% from 13% in Q4'01. The Company's first preference grew four points reaching 13%. In spite of the crisis, CCU Argentina has been successful increasing its volumes and creating brand equity, in addition to the accomplishment of the objective of not requiring new capital or debt during the period.

SOFT DRINKS & MINERAL WATER

Revenues decreased by 2.2% to Ch$32,832 million (US$45.7 million) mainly because of 3.6% lower prices explained by sales mix variations and higher competition faced by the segment during the quarter, partially offset by 0.9% higher volumes. Particularly, nectar growth continued strong with volumes up by 23.0%.

Operating Income was almost unchanged, from Ch$3,656 million (US$5.1 million) in Q4'01 to Ch$3,645 million (US$5.1 million) this quarter, as a result of lower revenues and higher SG&A, partially offset by lower cost of goods sold*. **Cost of goods sold** decreased as a percentage of sales by 2.8 points to 45.0% mainly due to the adjustment in bottles warranties, lower depreciation and a permanent change in the inventory accounting criteria, compatible with US GAAP, all this partially offset by higher salaries. **SG&A** increased this quarter mainly due to higher expenses related with transportation and marketing. The operating margin increased to 11.1% in Q4'02.

EBITDA decreased from Ch$6,832 million (US$9.5 million) to Ch$6,440 million (US$9.0 million) in Q4'02. Accordingly, the EBITDA margin decreased from 20.4% in Q4'01 to 19.6% this quarter.

Comments The increase in the segment volume is mainly explained by the strong growth of nectar that increased its volumes by 23.0%, and its market share by four percentage points, reaching 52% in the months of October-November according to the last ACNielsen measurement. In the case of mineral water, Cachantun first preference increased 6.5 percentage points compared to Q4'01, reaching 74.6%.

WINE

Revenues increased by 10.5% to Ch$19,547 million (US$27.2 million) due to 7.1% higher volumes and 3.2% higher prices. Export wine revenues grew 17.0% due to 14.8% higher volumes and an increase of 1.9% in prices. Domestic wine revenues decreased by 2.5%, as a result of a 3.3% decrease in prices partially offset by a 0.8% increase in volumes.

Operating Income decreased by 41.2% to Ch$808 million (US$1.1 million), mainly as a result of higher cost of goods sold. **Cost of goods sold** increased from Ch$11,081 million (US$18.3 million) in Q4'01 to Ch$13,117 million (US$15.4 million) this quarter, mainly due to an increase in the direct costs of wine exports. **SG&A** increased 7.3% due to higher general and marketing expenses, decreasing as a percentage of sales from 29.6% in Q4'01 to 28.8% in Q4'02. Accordingly, the operating margin decreased from 7.8% in Q4'01 to 4.1% in Q4'02.

EBITDA decreased 25.7% to Ch$1,472 million (US$2.0 million) while the EBITDA margin reached 7.5%.

Comments During the quarter, wine export volumes grew by 14.8%, noteworthy were exports to Asia, which increased their relative weight in the mix from 4.1% in Q4'01 to 11.6% this quarter. Gato consolidated its position as one of the most important brands in the country, increasing its market share to 10% according to the last ACNielsen measurement for the months of October-November, and its first preference rose by three percentage points to 19.2%.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended December 31, 2002, was 7.7%, decreasing 1.5 percentage points when compared with the same period last year. This decrease is explained by the lower performance of the Chilean and Argentinean beer segments, partially offset by a higher performance in the soft drinks and wine businesses. Return on capital employed for the Chilean beer segment was 18.2%, while in the soft drinks business was 12.9%. The wine business had a ROCE of 10.7% and beer in Argentina obtained a negative return on capital employed.

(five tables to follow)

Note: Some immaterial reclassifications have been made in certain 2001 figures in order to be consistent with 2002 accounting criteria.

Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Fourth Quarter 2002)

	Ch$ millions		US$ millions (1)		
	Q4'02	Q4'01	Q4'02	Q4'01	% Change
Net sales	102,953	109,180	143.3	151.9	-5.7%
Cost of goods sold	(49,255)	(47,417)	(68.5)	(66.0)	-3.9%
% of sales	47.8%	43.4%	47.8%	43.4%	
Gross profit	53,698	61,763	74.7	85.9	-13.1%
% of sales	52.2%	56.6%	52.2%	56.6%	
SG&A	(39,255)	(42,082)	(54.6)	(58.6)	-6.7%
% of sales	38.1%	38.5%	38.1%	38.5%	
Operating income	**14,442**	**19,680**	**20.1**	**27.4**	**-26.6%**
% of sales	14.0%	18.0%	14.0%	18.0%	
Non-operating result					
Financial income	(207)	555	(0.3)	0.8	NM
Equity in NI of rel. companies	(292)	(683)	(0.4)	(1.0)	57.3%
Other non-operating income	2,613	893	3.6	1.2	192.7%
Amortization of goodwill	(583)	(523)	(0.8)	(0.7)	-11.4%
Interest expense	(916)	(906)	(1.3)	(1.3)	-1.1%
Other non-operating expenses	(1,194)	(3,260)	(1.7)	(4.5)	63.4%
Price level restatement	(737)	(3,582)	(1.0)	(5.0)	79.4%
Total	(1,315)	(7,506)	(1.8)	(10.4)	82.5%
Income before taxes	13,127	12,174	18.3	16.9	7.8%
Income taxes	(1,330)	64	(1.9)	0.1	NM
Tax rate	10.1%	-0.5%	10.1%	-0.5%	
Minority interest	(495)	(226)	(0.7)	(0.3)	-119.2%
Amort. of negative goodwill	10	9	0.01	0.01	11.6%
Net income	11,313	12,021	15.7	16.7	-5.9%
% of sales	11.0%	11.0%	11.0%	11.0%	
Earnings per share	35.52	37.74	0.05	0.05	-5.9%
Earnings per ADR	177.59	188.71	0.25	0.26	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,866	9,935	13.7	13.8	-0.7%
Amortization	395	372	0.5	0.5	6.1%
EBITDA	24,704	29,987	34.4	41.7	-17.6%
Capital expenditures	4,891	7,975	6.8	11.1	-38.7%

(1) Exchange rate: US$ 1.00 = Ch$ 718.61

Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Twelve Months Ended December 31, 2002)

	Ch$ millions		US$ millions (1)		
	31-dec-02	31-dec-01	31-dec-02	31-dec-01	% Change
Net sales	345,891	370,384	481.3	515.4	-6.6%
Cost of goods sold	(170,622)	(175,182)	(237.4)	(243.8)	2.6%
% of sales	49.3%	47.3%	49.3%	47.3%	
Gross profit	175,269	195,202	243.9	271.6	-10.2%
% of sales	50.7%	52.7%	50.7%	52.7%	
SG&A	(137,674)	(150,240)	(191.6)	(209.1)	8.4%
% of sales	39.8%	40.6%	39.8%	40.6%	
Operating income	37,594	44,962	52.3	62.6	-16.4%
% of sales	10.9%	12.1%	10.9%	12.1%	
Non-operating result					
Financial income	1,635	3,531	2.3	4.9	-53.7%
Equity in NI of rel. companies	862	711	1.2	1.0	21.3%
Other non-operating income	3,587	19,419	5.0	27.0	-81.5%
Amortization of goodwill	(2,563)	(2,463)	(3.6)	(3.4)	-4.1%
Interest expense	(3,833)	(6,394)	(5.3)	(8.9)	40.0%
Other non-operating expens	(2,904)	(8,559)	(4.0)	(11.9)	66.1%
Price level restatement	(3,674)	(2,471)	(5.1)	(3.4)	-48.7%
Total	(6,891)	3,773	(9.6)	5.3	NM
Income before taxes	30,704	48,735	42.7	67.8	-37.0%
Income taxes	(7,436)	(7,360)	(10.3)	(10.2)	-1.0%
Tax rate	24.2%	15.1%	24.2%	15.1%	
Minority interest	(1,252)	(1,893)	(1.7)	(2.6)	33.9%
Amort. of negative goodwill	50	47	0.1	0.1	6.6%
Net income	22,065	39,529	30.7	55.0	-44.2%
% of sales	6.4%	10.7%	6.4%	10.7%	
Earnings per share	69.28	124.11	0.10	0.17	-44.2%
Earnings per ADR	346.38	620.54	0.48	0.86	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	41,146	40,476	57.3	56.3	1.7%
Amortization	1,534	1,325	2.1	1.8	15.8%
EBITDA	80,275	86,762	111.7	120.7	-7.5%
Capital expenditures	16,715	28,946	23.3	40.3	-42.3%

(1) Exchange rate: US$ 1.00 = Ch$ 718.61

Compañía Cervecerías Unidas S.A.

Exhibit 3: Segment Information - Fourth Quarter 2002

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	41,990	43,080	7,126	13,394	32,553	33,460	19,452	17,591	306	168
Other products (*)	777	563	375	720	279	102	95	101	4,987	5,145
Total	42,767	43,643	7,501	14,114	32,832	33,563	19,547	17,692	5,293	5,313
% change	-2.0%		-46.9%		-2.2%		10.5%		-0.4%	
Cost of sales	(17,366)	(15,435)	(4,910)	(6,788)	(14,786)	(16,052)	(13,117)	(11,081)	(4,064)	(3,206)
% of sales	40.6%	35.4%	65.5%	48.1%	45.0%	47.8%	67.1%	62.6%	76.8%	60.3%
SG&A	(14,487)	(14,376)	(4,215)	(8,246)	(14,401)	(13,855)	(5,623)	(5,238)	(529)	(367)
% of sales	33.9%	32.9%	56.2%	58.4%	43.9%	41.3%	28.8%	29.6%	10.0%	6.9%
Operating profit	10,914	13,831	(1,624)	(920)	3,645	3,656	808	1,373	699	1,740
% change	-21.1%		-76.6%		-0.3%		-41.2%		-59.8%	
% of sales	25.5%	31.7%	-21.7%	-6.5%	11.1%	10.9%	4.1%	7.8%	13.2%	32.8%
Depreciation	4,344	3,927	1,809	1,986	2,759	3,137	602	547	352	337
Amortization	188	179	108	92	36	39	63	62	1	1
EBITDA	15,446	17,938	293	1,158	6,440	6,832	1,472	1,981	1,052	2,078
% change	-13.9%		-74.7%		-5.7%		-25.7%		-49.4%	
% of sales	36.1%	41.1%	3.9%	8.2%	19.6%	20.4%	7.5%	11.2%	19.9%	39.1%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**	**2002**	**2001**
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	1,132,052	1,119,052	599,596	473,703	1,257,928	1,246,558	248,805	232,374
% change	1.2%		26.6%		0.9%		7.1%	
					Soft Drinks		Domestic	
					937,441	938,277	129,415	128,409
					-0.1%		0.8%	
					Nectars		Export***	
					83,393	67,796	119,389	103,965
					23.0%		14.8%	
					Mineral Water			
					237,095	240,486		
					-1.4%			
					Total		Total	
Price (Ch$ / HL)	37,092	38,497	11,884	28,276	25,878	26,842	78,228	75,783
% change (real)	-3.6%		-58.0%		-3.6%		3.2%	
					Soft Drinks		Domestic	
					25,880	26,819	43,994	45,472
					-3.5%		-3.3%	
					Nectars		Export	
					37,181	37,729	115,338	113,220
					-1.5%		1.9%	
					Mineral Water			
					21,896	23,794		
					-8.0%			

* Volumes include exports of 13,525 (8,415 to Chile) and 14,047 (11,008 to Chile) hectoliters in Q4'02 and Q4'01 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 22.2 million and 22.0 million in Q4'02 & Q4'01 respectively.

*** Includes 999 HL and 2,559 HL sold in Argentina during Q4'02 and Q4'01 respectively.

Beer - Argentina (Argentinean GAAP)		
	2002	**2001**
OPERATING RESULTS		
(all figures in A$ thousand)		
Revenues		
Core products	40,172	50,589
Other products	304	1,293
Total	40,476	51,882
% Change	-22.0%	
Cost of sales	(28,291)	(26,631)
% of Sales	69.9%	51.3%
SG&A	(21,717)	(33,064)
% of Sales	53.7%	63.7%
Operating profit	(9,532)	(7,813)
% of Sales	23.5%	15.1%
Depreciation	8,604	9,858
Amortization	162	153
EBITDA	(766)	2,197

Compañía Cervecerías Unidas S.A.

Exhibit 4: Segment Information - Twelve Months Ended December 31, 2002

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	132,032	131,895	23,665	52,127	110,069	111,396	74,717	69,285	583	428
Other products (*)	2,442	2,001	1,217	2,597	725	349	441	307	14,641	16,765
Total	134,474	133,895	24,881	54,724	110,794	111,744	75,158	69,592	15,224	17,193
% change	0.4%		-54.5%		-0.9%		8.0%		-11.5%	
Cost of sales	(56,594)	(54,356)	(19,229)	(28,750)	(51,338)	(53,909)	(46,859)	(43,487)	(11,242)	(11,446)
% of sales	42.1%	40.6%	77.3%	52.5%	46.3%	48.2%	62.3%	62.5%	73.8%	66.6%
SG&A	(50,586)	(49,783)	(17,460)	(32,963)	(49,349)	(49,045)	(18,835)	(16,525)	(1,445)	(1,924)
% of sales	37.6%	37.2%	70.2%	60.2%	44.5%	43.9%	25.1%	23.7%	9.5%	11.2%
Operating profit	27,294	29,756	(11,808)	(6,989)	10,107	8,790	9,464	9,580	2,537	3,823
% change	-8.3%		-69.0%		15.0%		-1.2%		-33.6%	
% of sales	20.3%	22.2%	-47.5%	-12.8%	9.1%	7.9%	12.6%	13.8%	16.7%	22.2%
Depreciation	17,055	15,978	9,581	9,880	11,075	11,283	2,113	2,055	1,322	1,281
Amortization	616	484	521	461	147	144	248	233	3	3
EBITDA	44,966	46,218	(1,707)	3,353	21,329	20,217	11,825	11,868	3,862	5,107
% change	-2.7%		N/A		5.5%		-0.4%		-24.4%	
% of sales	33.4%	34.5%	-6.9%	6.1%	19.3%	18.1%	15.7%	17.1%	25.4%	29.7%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2002	2001	2002	2001	2002	2001	2002	2001
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	3,501,897	3,482,683	1,603,696	1,512,097	4,136,351	4,127,298	966,329	845,678
% change	0.6%		6.1%		0.2%		14.3%	
					Soft Drinks		Domestic	
					3,112,465	3,179,069	511,614	428,155
					-2.1%		19.5%	
					Nectars		Export***	
					281,724	225,218	454,716	417,523
					25.1%		8.9%	
					Mineral Water			
					742,162	723,012		
					2.6%			
					Total		Total	
Price (Ch$ / HL)	37,703	37,867	14,956	35,235	26,610	26,990	77,445	81,989
% change (real)	-0.4%		-57.6%		-1.4%		-5.5%	
					Soft Drinks		Domestic	
					26,645	26,933	46,385	50,814
					-1.1%		-8.7%	
					Nectars		Export	
					37,687	38,177	112,392	113,958
					-1.3%		-1.4%	
					Mineral Water			
					22,259	23,671		
					-6.0%			

* Volumes include exports of 34,668 (26,591 to Chile) and 40,993 (32,153 to Chile) hectoliters in 2002 and 2001 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 72.8 million and 72.7 million in 2002 & 2001, respectively.

*** Includes 4,925 HL and 8,942 HL sold in Argentina during 2002 and 2001 respectively.

Beer - Argentina (Argentinean GAAP)	2002	2001
OPERATING RESULTS		
(all figures in A$ thousand)		
Revenues		
Core products	124,654	163,814
Other products	669	3,941
Total	125,323	167,755
% Change	-25.3%	
Cost of sales	(90,156)	(95,944)
% of Sales	71.9%	57.2%
SG&A	(76,529)	(105,412)
% of Sales	61.1%	62.8%
Operating profit	(41,362)	(33,600)
% of Sales	33.0%	20.0%
Depreciation	36,637	38,399
Amortization	654	643
EBITDA	(4,071)	5,441

Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		
	Dec 31-2002	Dec 31-2001	Dec 31-2002	Dec 31-2001	% Change
ASSETS					
Cash & equivalents	51,246	67,970	71.3	94.6	-24.6%
Other current assets	167,841	139,093	233.6	193.6	20.7%
Total current assets	219,086	207,063	304.9	288.1	5.8%
PP&E, net	330,658	352,828	460.1	491.0	-6.3%
Other assets	103,214	88,394	143.6	123.0	16.8%
TOTAL ASSETS	652,959	648,285	908.6	902.1	0.7%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	48,216	31,663	67.1	44.1	52.3%
Other current liabilities	74,051	76,957	103.0	107.1	-3.8%
Total current liabilities	122,267	108,620	170.1	151.2	12.6%
Long-term debt (2)	23,229	41,475	32.3	57.7	-44.0%
Other long-term labilities	32,491	33,203	45.2	46.2	-2.1%
Total long-term liabilities	55,720	74,678	77.5	103.9	-25.4%
Minority interest	41,486	41,066	57.7	57.1	1.0%
Stockholders' equity	433,485	423,922	603.2	589.9	2.3%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	652,959	648,285	908.6	902.1	0.7%

OTHER FINANCIAL INFORMATION

Cash & equivalents plus other liquid assets	93,218	86,415	129.7	120.3	7.9%
Total financial debt	71,445	73,138	99.4	101.8	-2.3%
Net debt (3)	(21,773)	(13,277)	(30.3)	(18.5)	-64.0%
Liquidity ratio	1.79	1.91			
Debt / Capitalization	0.13	0.14			

(1) Exchange rate: US$ 1.00 = Ch$ 718.61

(2) Includes only financial debt

(3) Total financial debt minus cash & equivalents plus other liquid assets